Exhibit 99.1

TOP Financial Group Limited Announces 63% and 178% Year-Over-Year Growths in Revenue and Net Profit

Hong Kong China, Oct. 31, 2022 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the “Company”) (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced the preliminary results for the six months ended September 30, 2022.

The Company cautioned that these financial results have not been audited or reviewed by the Company’s independent registered public accounting firm and may have discrepancies in connection with further reviews by the independent registered public accounting firm of the Company.

Six Months Ended September 30, 2022 Operational and Financial Highlights:

●	Total revenues were US$5.2 million, representing an increase of 63% from US$3.2 million for the six months ended September 30, 2021

●	Net profit was US$2.5 million, representing an increase of 178% compared with net income of US$0.9 million for the six months ended September 30, 2021.

●	Total number of total registered customers were 304, representing an increase of 4.8% from 290 as of September 30, 2021.

Mr. Ka Fai Yuen, CEO of the Company commented: “We are encouraged by our strong revenue and net profit growths in the first half of fiscal 2022, as we benefit from both our outstanding execution capabilities and the soundness of our business strategies. With the launch of our new business initiative and our continuous efforts in expanding our customer base, we are confident that our business momentum will continue and expect the significant increase in our revenue and net profit in 2023.”

Business Outlook

According to our strong revenue and net profit growth in the first half of fiscal 2022 and the forecast we made at the beginning of 2022, for the fiscal year ended March 31, 2023, the Company expects total revenues to be between US$9.75 million to US$10.53 million, representing year-over-year growth of 25% to 35%. For the six months ended September 30, 2023, the Company expects total revenues to be between US$6.5 million to US$7 million, representing year-over-year growth of 25% to 35%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

About TOP Financial Group

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. TOP is also in the process of completing its acquisition of Australia licensed company TOP 500 Sec Pty Ltd, which will provide dealing services in derivatives and foreign exchange contracts, and financial product advices for derivatives, foreign exchange contracts, debentures, stocks or bonds in the near future.For more information, please visit http://www.zyfgl.com/.

Exchange Rate Information

TFGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong, using Hong Kong dollars. This announcement contains translations of Hong Kong dollars into US. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. All translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this announcement were made at a year-end spot rate of HK$7.8325 to US$1.00 or an average rate of HK$7.7844 to US$1.00. On March 31, 2020, the year-end spot rate and average rate for Hong Kong dollars were, respectively, HK$7.7513 to US$1.00 and HK$7.8167 to US$1.00. On September 30, 2021, the period-end exchange rate and average rate for Hong Kong dollars were, HK$7.7850 to US$1.00 and HK$7.7718 to US$1.00, respectively.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department
Email: IR@zyzq.com.hk

Investor Relations:

EverGreen Consulting Inc.

Ms. Hana Yin, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 949-416-8888 (from U.S.)

+86 185-0119-2929 (from China)